Filed by Hycor Biomedical Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Hycor Biomedical Inc.
Commission File No. 000-11647

Contact:
Reg Jones, Senior Vice President and Chief Financial Officer (714) 933-3000
Douglas M. Sherk/Jennifer Cohn, EVC Group (415)896-6820

Hycor Biomedical Inc. Reports Third Quarter Results

GARDEN GROVE, California, October 29, 2003 – Hycor Biomedical Inc. (NASDAQ: HYBD) today reported results for the third quarter of 2003. Sales for the three months ended September 30, 2003 were $4,969,000, compared with sales of $4,509,000 for the same period last year, an increase of 10.2%. Net income for the three months ended September 30, 2003, was $73,000, or $0.01 per share, compared with net income of $332,000, or $0.04 per share, for the same period last year.

The company attributed the decline in net income for the quarter to the costs associated with the merger agreement between Hycor and Stratagene announced on July 23, 2003 as well as on-going R&D investments associated with its autoimmune product development agreements with Bayer Diagnostics and Beckman Coulter. On October 2, 2003, Stratagene filed a Form S-4 with the Securities and Exchange Commission regarding the proposed transaction to merge with Hycor and is awaiting response from the Commission. Once the SEC approves the S-4, it will be mailed along with a proxy to the shareholders of Hycor.

For the nine months ended September 30, 2003, Hycor reported sales of $14,828,000, compared with sales of $13,774,000 for the same period last year, an increase of 7.7%. Net income for the nine months ended September 30, 2003 was $622,000, or $0.08 per share, compared to $993,000, or $0.12 per share, in 2002.

About Hycor Biomedical

Hycor Biomedical Inc. discovers, develops, manufactures, and markets diagnostic products for a variety of human medical conditions. These products include high quality automated instrument and reagent systems that use blood samples to test for more than 900 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA® brand, the market leader in standardized microscopic urinalysis. Hycor products are used by physicians and clinical laboratories all over the world to provide accurate, reliable test results. Headquartered in Garden Grove, California with facilities in Germany and Scotland, Hycor employs more than 140 people worldwide and serves customers in more than 50 countries. Visit Hycor Biomedical’s web site at http://www.hycorbiomedical.com.

The matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company’s operations, markets, products, services and prices, and other factors discussed in the Company’s filings with the Securities and Exchange Commission.

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Consolidated Statements to Follow...

HYCOR BIOMEDICAL INC.
CONSOLIDATED STATEMENTS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

INCOME STATEMENT	2003	2002	2003	2002

Product Sales	4,969	4,509	14,828	13,774
Cost of Sales	2,228	2,084	6,779	6,445

Gross Profit on Sales	2,741	2,425	8,049	7,329
Expenses	2,756	2,120	7,620	6,343

Operating Income	(15)	305	429	986
Interest Expense	—	10	4	32
Interest Income	39	48	139	119
Gain on Sale of Investments	67	—	67	—
Foreign Exchange (L)/G	(16)	62	53	83

Net Income Before Taxes	75	405	684	1,156
Income Tax Provision	2	73	62	163

Net Income	73	332	622	993

Basic Earnings Per Share	0.01	0.04	0.08	0.12

Diluted Earnings Per Share	0.01	0.04	0.07	0.12

Weighted Avg. Shares – Basic	8,078	8,041	8,063	8,031

Weighted Avg. Shares – Diluted	8,589	8,232	8,442	8,238

	September 30,	December 31,
BALANCE SHEET	2003	2002

Cash and Equivalents	6,851	5,458
Other Current Assets	7,691	8,314
Net Property and Equipment	2,079	2,278
Other Assets, Net	239	245

	16,860	16,295

Current Liabilities	2,812	2,032
Long-Term Debt	—	1,000
Stockholders’ Equity	14,048	13,263

	16,860	16,295

Note: Dollars in thousands except earnings per share.